Sutherland
▪ Asbill & ▪
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

40-33

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
Internet: sboehm@sablaw.com

July 8, 2003



VIA COURIER

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Civil Action Documents Filed on Behalf of MCG Capital Corporation --File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the consolidated amended class action complaint filed in In re: MCG Capital Corporation Securities Litigation (Case No. 1: 03 CV 0114A, filed in the United States District Court for the Eastern District of Virginia), a civil action involving the Company and certain officers of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Cynthia Krus at (202) 383-0218 or me at (202) 383-0176.

Sincerely,

Steven B. Boehm

Enclosure
cc: Samuel G. Rubenstein, Esq./MCG Capital Corporation
Cynthia M. Krus, Esq./SAB


RECD S.E.C.
JUL 8 2003
1086

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF VIRGINIA
ALEXANDRIA DIVISION

IN RE: MCG CAPITAL CORPORATION SECURITIES LITIGATION	CIVIL ACTION NO: 1:03cv0114-A
	JURY TRIAL DEMANDED

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, by and through their undersigned attorneys, allege the following based upon personal knowledge as to themselves and their own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through their attorneys, which included, among other things, a review of the public documents and announcements made by the defendants, United States Securities and Exchange Commission ("SEC") filings, analyst reports and press releases regarding MCG Capital Corporation, ("MCG Capital" or the "Company").

NATURE OF THE ACTION

1. This is a securities class action brought by Plaintiffs on behalf of themselves and a Class consisting of all persons who purchased MCG Capital common stock during the period from November 28, 2001 through and including November 1, 2002 (the "Class Period"), to recover damages caused by the defendants' violations of the federal securities laws, including those purchasers who obtained their shares pursuant or traceable to the Company's initial public offering of its common stock on November 28, 2001 (the "IPO" or "Offering"). During the Class Period, the defendants issued and/or failed to correct materially false and misleading statements to the public in the Company's SEC filings and press releases concerning the credentials, credibility, and integrity of the Company's founder, Chairman, and Chief Executive Officer, Bryan Mitchell ("Mitchell"),

thereby artificially inflating the market price of MCG Capital stock and causing Plaintiffs and the Class to suffer substantial damages in connection with their purchase and ownership of MCG Capital stock pursuant or traceable to Offering.

2. This class action alleges that the Registration Statement and Prospectus dated November 28, 2001 for the issuance and initial public offering of 13,375,000 shares of MCG Capital common stock -- as well as subsequent public statements made by the Company -- contained material misrepresentations and/or omissions with respect to the credentials, credibility, and integrity of the Company's Chairman and CEO, Mitchell. Unless otherwise indicated, the Registration Statement and Prospectus are referred to herein collectively as the "Prospectus."

3. The materiality of the misrepresentations and/or omissions with respect to the credentials, credibility, and integrity of the Company's management for the investing public is self-evident in light of, *inter alia*: (a) the vital importance to the investing public and the securities markets in general of the integrity of a public company's officers and directors; and (b) the Company's consistent statements to the public concerning the very same. Indeed, as is more particularly described below, the Company expressly informed the public in the Prospectus that -- for MCG Capital -- the ability of the Company's current management team, consisting of Mitchell and others, to continue with the Company was of critical import for *both* continued financing of the Company *and* the Company's ability to continue operations in general. *See* ¶¶ 32-34, *infra*. The misrepresentations and/or omissions by the defendants concerning the credibility and integrity of the Company's Chairman and CEO -- in the Prospectus, in other SEC filings, and in various press releases disseminated to the public -- resulted in violations of the federal securities laws.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. § 78aa), and Section 22 of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. § 77v), and 28 U.S.C. § 1331. The claims asserted herein arise under Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o, Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), and the rules and regulations promulgated thereunder by the SEC, including Rule 10b-5, 17 C.F.R. § 240.10b-5.

5. Venue is proper in this District pursuant to Section 22 of the Securities Act and Section 27 of the Exchange Act, 28 U.S.C. §§1391(b) and (c). Many of the acts and transactions giving rise to the violations of law complained of herein, including the preparation and dissemination to the investing public of false and misleading information, occurred in this District. In addition, defendants conduct business in this District, and the Company's headquarters are located in this District.

6. In connection with the acts and conduct alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including the United States mails, telephone communications systems, and facilities of the national securities markets.

PLAINTIFFS

7. William B. Mouk, Evelyn Rosen, and Charles Greenhouse, appointed by the Court by Order dated May 2, 2003 to serve as Lead Plaintiffs in this class action, purchased MCG Capital common stock during the Class Period, and were damaged as a result of the wrongful acts of the defendants alleged herein. Their purchases are set forth in their motion seeking appointment as lead

plaintiffs previously filed with the Court.

8. In addition to the court- appointed Lead Plaintiffs, Plaintiff Joseph G. Daniele also purchased shares pursuant or traceable to MCG Capital's Prospectus effective November 28, 2001, and was damaged thereby. Plaintiff Daniele's certification is attached as Exhibit "A" hereto.

DEFENDANTS

9. Defendant MCG Capital purports to be a solutions-focused financial services company headquartered at 1100 Wilson Boulevard, Suite 800, Arlington, VA 22209, that provides financing and advisory services for companies throughout the United States in the communications, information services, media and technology industry sectors. During the Class Period, MCG Capital's common stock was actively traded in an efficient market under the ticker symbol MCGC.

10. Defendant Mitchell was, at all relevant times, Chairman of the Board and Chief Executive Officer of MCG Capital. On November 3, 2002, Mitchell resigned as the Company's Chairman, but was retained by the Board of Directors as Chief Executive Officer of the Company. Mitchell signed the Registration Statement for MCG Capital's IPO.

11. Defendant Janet C. Perlowski ("Perlowski") was, at all relevant times, Chief Financial Officer of MCG Capital. Perlowski signed the Registration Statement for MCG Capital's IPO.

12. Defendant Steven F. Tunney ("Tunney") was, at all relevant times, President, Chief Operating Officer, and Treasurer of MCG Capital and served as a Director of the Company. Tunney signed the Registration Statement for MCG Capital's IPO.

13. Defendants Mitchell, Tunney, and Perlowski are collectively referred to in this Complaint as the "Individual Defendants." Only Defendants MCG Capital and Mitchell are named

as defendants in Count III of the Complaint, which alleges violations of Section 10 of the Exchange Act. The Individual Defendants are also named as defendants in Counts II and IV of the Complaint, which allege violations of Section 15 of the Securities Act and Section 20 of the Exchange Act, respectively, under theories of control person liability.

CLASS ACTION ALLEGATIONS

14. Plaintiffs bring this action as a class action pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure, on behalf of a Class of all purchasers of the common stock of MCG Capital between November 28, 2001 and November 1, 2002, inclusive (the "Class Period"), including those who purchased MCG Capital shares pursuant or traceable to the Company's Prospectus for its November 28, 2001 Offering of 13,375,00 shares of common stock at $17.00 per share. Excluded from the class are the defendants herein, members of the immediate family of each of the Individual Defendants, any entity in which any defendant has a controlling interest, and the legal affiliates, representatives, heirs, controlling persons, successors, and predecessors in interest or assigns of any such excluded party.

15. Members of the Class are so numerous that joinder of all of them is impracticable. The exact number of Class members is unknown to Plaintiffs at this time. Plaintiffs are informed, however, that there are at least hundreds of geographically diverse class members who acquired MCG Capital common stock during the Class Period pursuant or traceable to the Offering of 13,375,000 shares.

16. The claims asserted by Plaintiffs are typical of the claims of other members of the Class. Plaintiffs and the other Class members sustained injuries arising out of the same violations

by defendants: Namely, defendants' material misrepresentations and omissions prior to and in connection with the Prospectus for the MCG Capital Offering, as well as subsequent misrepresentations in the Company's public filings with the SEC and press releases.

17. Questions of law and fact common to members of the Class predominate over questions, if any, that may affect only individual members. Common questions of law and fact include:

a. Whether defendants violated Sections 11 and 15 of the Securities Act and/or Sections 10(b) and 20 of the Exchange Act;

b. Whether the Prospectus and subsequent Company statements to the investing public contained materially false or misleading statements, or failed to disclose material facts required to be disclosed therein or necessary to make the statements therein not materially false or misleading;

c. Whether the Individual Defendants had, after reasonable investigation, reasonable grounds to believe and did believe, at the time the Prospectus became effective, that the statements therein were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

d. Whether some or all of the Individual Defendants were controlling persons of MCG Capital within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act; and

e. Whether members of the proposed Class have sustained damages and, if so, the appropriate measure and amount of such damages.

18. Plaintiffs will fairly and adequately protect the interests of the Class and are aware of no difficulty in the management of this action as a class action. Plaintiffs have retained counsel who are experienced and competent in securities and class action litigation. Finally, Plaintiffs have no interest that is contrary to or in conflict with the interests of the prospective Class members they seek to represent.

19. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Class is impracticable. Furthermore, because the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for such Class members to seek redress for the wrongful conduct alleged. There will be no difficulty in the management of this action as a class action.

I.
CLAIMS AGAINST THE DEFENDANTS UNDER THE SECURITIES ACT

A. OVERVIEW OF THE SECURITIES ACT CLAIMS

20. The claims under Sections 11 and 15 of the Securities Act are brought on behalf of persons who purchased MCG Capital common stock in an initial public offering for 13,375,000 shares at $17.00 per share, which became effective on November 28, 2001 (the "IPO" or "Offering"). These claims allege that the Prospectus issued in connection with the offering misrepresented and omitted material facts in that, among other things, the Prospectus contained significant misrepresentations and/or omissions with respect to the credentials, credibility, and integrity of the

Company's Chairman and CEO, Mitchell.

21. Specifically, the Prospectus failed to disclose material information about the true credentials of Mitchell, and omitted to disclose that Mitchell's credentials, credibility, and integrity were not as they were touted to be.

22. The Section 11 claim, which is styled Count I in this Complaint, is brought against Defendant MCG Capital, the issuer of that Offering, and certain present and/or former MCG Capital executives and directors who signed the Registration Statement in connection with the Offering.

23. Count I alleges only that the Prospectus misrepresented and omitted material facts. There is no allegation with respect to Count I that any of the Section 11 defendants acted with scienter.

B. BACKGROUND

24. On July 5, 2001, the Company filed with the SEC a Form N–2, which contained important biographical information about the Company's directors, including Mitchell -- the Company's Chairman and CEO. With respect to Mitchell, this filing included the following unqualified statement concerning Mitchell and his credentials:

> *Bryan J. Mitchell has served as our Chief Executive Officer since 1998 and as the Chairman of our board of directors since May 2001. Mr. Mitchell has served as a member of our board of directors since 1998 and also served as our President from 1998 to May 2001. From 1997 to 1998, Mr. Mitchell was a Senior Vice President for First Union National Bank. From 1988 to 1997, Mr. Mitchell was employed by Signet Bank where he served as a Senior Vice President. Mr. Mitchell serves on the board of directors of MCG Finance Corporation and MCG Finance Corporation II. **Mr. Mitchell earned a B.A. in Economics from Syracuse University**.* (emphasis added).

25. On September 7, 2001, the Company filed with the SEC a Form N-2/A, which also contained the following important biographical information concerning Mitchell and his credentials:

> *Bryan J. Mitchell has served as our Chief Executive Officer since 1998 and as the Chairman of our board of directors since May 2001. Mr. Mitchell has served as a member of our board of directors since 1998 and also served as our President from 1998 to May 2001. From 1997 to 1998, Mr. Mitchell was a Senior Vice President for First Union National Bank. From 1988 to 1997, Mr. Mitchell was employed by Signet Bank where he served as a Senior Vice President. Mr. Mitchell serves on the board of directors of MCG Finance Corporation and MCG Finance Corporation II. **Mr. Mitchell earned a B.A. in Economics from Syracuse University**.* (emphasis added).

26. On November 1, 2001, the Company filed with the SEC a Form N-2/A, which contained the following important biographical information concerning Mitchell and his credentials: *"Mr. Mitchell earned a B.A. in Economics from Syracuse University."*

C. THE FALSE AND MISLEADING PROSPECTUS

27. On November 28, 2001, MCG Capital filed a Registration Statement and Prospectus with the SEC. The Company indicated that it intended to sell 13,375,000 shares of its common stock at a price of $17.00 per share.

28. On December 4, 2001, the Company announced the completion of its IPO and the sale of a total of 13,375,000 shares of common stock. The public offering price was $17.00 per share. The initial offering raised a total of $237 million (**$217 million in net proceeds**). MCG granted the Underwriter Defendants an option to purchase an additional 2 million shares of the common stock.

29. The Prospectus disseminated to the public for the Offering described the Company's business in highly positive terms. The Prospectus further described MCG Capital's board of directors

-- including the important "credit committee" of the board -- as follows:

Our board of directors is responsible for managing our business and affairs and supervises the management of our company. The responsibilities of each director include, among other things, the oversight of the loan and investment approval process, the quarterly valuation of our assets, and oversight of our financing arrangements. Our board of directors maintains an audit committee, compensation committee and an investment committee. Before the completion of this offering, our board will also establish a nominating committee and a valuation committee. Our lending decisions for loans up to $10 million are made by our credit committee, which includes some members of our board of directors.

30. With respect to the Company's Chairman and CEO, Mitchell, the Prospectus touted his credentials and experience to the public in the following manner:

*Bryan J. Mitchell has served as our Chief Executive Officer since 1998 and as the Chairman of our board of directors since May 2001. Mr. Mitchell has served as a member of our board of directors since 1998 and also served as our President from 1998 to May 2001. From 1997 to 1998, Mr. Mitchell was a Senior Vice President for First Union National Bank. From 1988 to 1997, Mr. Mitchell was employed by Signet Bank where he served as a Senior Vice President. Mr. Mitchell serves on the board of directors of MCG Finance Corporation and MCG Finance Corporation II. **Mr. Mitchell earned a B.A. in Economics from Syracuse University.*** (emphasis added).

31. The Prospectus also described the crucial investment approval process at MCG Capital and the vitally important role of the members of the board of directors, including Mitchell, with respect to the same, by stating:

*Our credit committee approves all of our investments, while the investment committee of our board of directors also must approve some investments. The four members of our credit committee are **Bryan J. Mitchell**, Chairman of our board of directors and our Chief Executive Officer, Steven F. Tunney, our President and Chief Operating Officer, B. Hagen Saville, one of our Executive Vice Presidents, and Robert J. Merrick, our Chief Credit Officer. Credit*

committee approval requires the approval of Mr. Merrick and two of the three other members of the credit committee. The investment committee of our board must approve loans to any customer exceeding $10 million and all equity investments. The two directors currently on the investment committee are Joseph H. Gleberman and Wallace B. Millner, III. Upon completion of this offering, the members of our investment committee will be Messrs. ***Mitchell,*** *Tunney, Alpert, Gleberman, Millner and Merrick.* (emphasis added).

32. Indeed, the Prospectus specifically ***highlighted*** for the investing public the significant importance of the Company's then-officers and directors, ***including Mitchell***, to the Company and the Company's ability to, *inter alia*, obtain continued financing from two credit facilities from which the Company was currently borrowing money, by stating:

> *We borrow under two credit facilities that impose financial and operating covenants on us that restrict our business activities. The credit facility between our wholly owned subsidiary, MCG Finance Corporation, and Heller Financial, Inc., as agent, contains financial covenants relating to fixed charge coverage ratio (i.e., operating cash flow divided by specified interest expenses, tax expenses and junior payments), total interest coverage ratio (i.e., operating cash flow divided by specified interest expenses), loan and equity portfolio concentration ratio (i.e., unsecured loans and equity investments divided by all eligible loans and equity investments), interest spread ratio (i.e., the excess of the weighted average interest rate we charge our customers over LIBOR) and limitations on the percentage of our commitments that may be made to customers in specified industry sectors. The facility expires on January 2, 2002. (...)*
>
> *The variable funding securitization facility between our wholly owned subsidiary, MCG Finance Corporation II, arranged by First Union Securities, Inc., terminates on May 31, 2003 or sooner under certain limited circumstances.*
>
> *In addition, after this offering,* ***if any two of Bryan J. Mitchell****, the Chairman of our board of directors and our Chief Executive Officer, Steven F. Tunney, our President and Chief*

> *Operating Officer, B. Hagen Saville, one of our Executive Vice Presidents, and Robert J. Merrick, our Chief Credit Officer,* ***cease to be actively involved in our management, the lender under our securitization facility could, absent a waiver or cure, declare a default.*** *If we default under the facilities, our lenders under the respective facilities could: (i) terminate such facility; (ii) demand immediate repayment from us; (iii) force us to liquidate some of our portfolio assets; (iv) foreclose on the assets of MCG Finance Corporation or the assets held by the securitization trust, as applicable; (v) charge us a default interest rate; and (v) replace us as the servicer of the loans (in the case of the securitization facility). The limitations contained in our credit facilities could hinder our ability to finance additional loans and investments or to make the cash distributions required to maintain MCG Capital's status as a regulated investment company under Subchapter M of the Internal Revenue Code. Future financing arrangements and facilities also may contain similar and additional terms and restrictions.* (emphasis added).

33. In essence, through the Prospectus, the Company informed the investing public that the ***continued*** participation of current management in the Company was more than critical, and the loss of ***any*** of them -- including the Company's founder, Chairman and CEO, Mitchell -- would likely result in substantial economic damage to the Company. Specifically, the Prospectus emphasized that:

> *If we are not able to hire and retain qualified personnel,* ***or if we lose any member of our senior management team, our ability to implement our business strategy could be significantly harmed****. We believe our future success will depend, in part, on our ability to identify, attract and retain sufficient numbers of highly skilled employees, including credit and industry analysts. We may not succeed in identifying, attracting and retaining these personnel. Further, competitors and other entities may attempt to recruit our employees. If we are unable to hire and retain adequate staffing levels, we may not be able to expand our operations.*
>
> *We depend on the contributions of members of our senior management, particularly* ***Bryan J. Mitchell,*** *the Chairman of our*

board and our Chief Executive Officer, Steven F. Tunney, our President and Chief Operating Officer, B. Hagen Saville, one of our Executive Vice Presidents, and Robert J. Merrick, our Chief Credit Officer, as well as other key personnel.

These employees have critical industry experience and relationships that we rely on to implement our business plan. ***If we lose the services of any of them or other senior members of management, we may not be able to expand our business as we expect, and our ability to compete could be harmed causing our operating results to suffer.*** *In addition, if any two of* **Mr. Mitchell,** *Mr. Saville, Mr. Tunney or Mr. Merrick cease to be actively involved in our management, the lender under our securitization facility could, absent a waiver or cure, replace us as the servicer of the loans and declare a default. We do not have key man life insurance policies covering any of our employees.* (emphasis added).

34. Despite the Company's express statements in the Prospectus concerning Mitchell's credentials, credibility, and integrity, and the vital role Mitchell played in the Company with respect to, *inter alia*, the ability of the Company to implement its business strategy, compete with other companies, expand the Company's business, secure continued financing, and generally obtain positive operating results, the Prospectus misrepresented that Mitchell earned a B.A. in Economics from Syracuse University, when, in fact, he did not.

35. In addition, the NASD, which operates subject to SEC oversight, is the self-regulatory organization of the security industry responsible for the regulation of the NASDAQ Stock Market. Since the Offering occurred on the NASDAQ Market, the Underwriter Defendants were subject to NASD Rules.

36. NASD Conduct Rule 2110 requires that: "A member, in the conduct of his business, shall observe high standards of commercial honor and just and equitable principles." The Underwriter Defendants violated NASD Conduct Rule 2110 and the Prospectus was materially false

and misleading because the Prospectus contained false information about the Chairman of MCG Capital's academic credentials.

37. On November 1, 2002, the Company ultimately announced that its Chairman and Chief Executive Officer Mitchell ***never*** received a Bachelor of Arts degree from Syracuse University. MCG Capital's stock price dropped on the news twenty-nine percent (29%) from $11.85 per share to $8.40 per share.[1]

COUNT I
For Violations of Section 11 of the Securities Act Against Defendant MCG Capital and the Individual Defendants

38. This Count is brought by Plaintiffs on behalf of themselves and all members of the Class who purchased MCG Capital stock pursuant to the November 28, 2001 Offering. Each Class member acquired their shares pursuant to or traceable to, and in reliance upon, the Prospectus.

39. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein. As set forth above, for the purposes of this Count, Plaintiffs expressly disavow any allegation that any defendant acted with scienter or fraudulent intent, which is not an element of Securities Act claims.

40. The Prospectus disseminated in connection with the Offering, pursuant to which Plaintiffs and the Class purchased shares of MCG Capital common stock, was inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and concealed and failed adequately to disclose material

---

[1] MCG Capital's stock actually fell to **$7.46 per share** on the day of the announcement, or an astonishing 37% of the stock's total value.

facts as described above.

41. The Individual Defendants signed the Registration Statement and were responsible for its contents and dissemination. As signatories, the Individual Defendants are strictly liable to Plaintiffs and the other members of the Class for the material misstatements in and omissions from the Prospectus.

42. MCG Capital is the issuer of the stock sold via the Prospectus. As issuer of the stock, the Company is strictly liable to Plaintiffs and the Class for the material misstatements and omissions therein.

43. None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Prospectus were true, without omissions of any material facts. Defendants issued and participated in the dissemination of materially false and misleading written statements to the investing public that were contained in the Prospectus. By reason of the conduct herein alleged, each defendant violated Section 11 of the Securities Act.

44. Plaintiffs and the other members of the Class acquired shares of MCG Capital stock pursuant to or traceable to the Prospectus. None of these shares were acquired after the Company made generally available to its investors an earning statement covering a period of at least twelve months beginning after the effective date of the Prospectus.

45. Plaintiffs and other members of the Class have sustained damages as a direct and proximate result of defendants' acts and omissions in violation of the Securities Act. The value of shares of MCG Capital stock has declined substantially subsequent to, and due to, defendants'

violations.

46. At the time they purchased shares of MCG Capital stock, Plaintiffs and the other members of the Class were without knowledge of the facts concerning the misstatements or omissions alleged herein and could not have reasonably discovered those facts prior to the end of the Class Period. Less than one year has elapsed from the time that Plaintiffs discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiffs or members of the Class filed the earliest complaint that is consolidated in this action. Less than three years have elapsed from the time that the shares upon which this claim is brought were *bona fide* offered to the public to the time Plaintiffs filed this action.

47. By virtue of the foregoing, Plaintiffs and the other members of the class are entitled to damages under Section 11 as measured by the provisions of Section 11(e), from the defendants and each of them, jointly and severally.

COUNT II
Violations of Section 15 of the Securities Act
Against the Individual Defendants

48. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein. As set forth above, for the purposes of this Count, Plaintiffs expressly disavow any allegation that any defendant acted with scienter or fraudulent intent, which is not an element of Securities Act claims.

49. The Individual Defendants were controlling persons of MCG Capital within the meaning of Section 15 of the Securities Act by reason of their respective management positions

in MCG Capital and their membership on MCG Capital's Board of Directors and/or their stock ownership and/or their participation throughout the Class Period in the day-to-day business affairs of MCG Capital. Because of their positions in the Company and/or their stock ownership, and because of their positions on the MCG Capital Board of Directors, these defendants were privy to and provided them with actual knowledge of the material facts concealed from Plaintiffs and the Class, had the power and influence to control the Company, and caused MCG Capital to engage in the unlawful acts and conduct alleged herein.

50. As a result of the foregoing, Plaintiffs and the other members of the Class suffered damages.

II.

ADDITIONAL MISREPRESENTATIONS <u>SUBSEQUENT TO THE OFFERING</u>

51. In addition to the misrepresentations contained in the Prospectus -- the Company continued to ***repeat*** the very same misrepresentations to the investing public in the following SEC filings *after* the November 28, 2001 Offering.

52. On November 29, 2001, the Company filed with the SEC Form 497, which contained the following statements: ***"Mr. Mitchell earned a B.A. in Economics from Syracuse University."***

53. On April 15, 2002, the Company filed with the SEC a registration statement on a Form N-2 for a secondary public offering, in which the Company claimed that ***"Mr. Mitchell earned a B.A. in Economics from Syracuse University."***

54. On April 16, 2002, the Company filed with the SEC a form PRE 14A, in which

the Company claimed that *"Mr. Mitchell earned a B.A. in Economics from Syracuse University."*

55. On April 26, 2002, the Company filed Proxy/Info Statements with the SEC on a form DEF 14A, in which the Company again claimed that *"Mr. Mitchell earned a B.A. in Economics from Syracuse University."*

56. On May 13, 2002, the Company filed with the SEC Amendment # 1 to its April 15, 2002 registration statement for its secondary offering on a Form N-2/A, in which the Company stated that: *"Mr. Mitchell earned a B.A. in Economics from Syracuse University."*

57. On May 21, 2002, the Company filed with the SEC Amendment # 2 to its April 15, 2002 registration statement for its secondary offering on a Form N-2/A, in which the Company again stated that: *"Mr. Mitchell earned a B.A. in Economics from Syracuse University."*

58. On June 13, 2002, the Company filed with the SEC a Form 497, which also contained the statement: *"Mr. Mitchell earned a B.A. in Economics from Syracuse University."*

59. The statements in the Prospectus and subsequent filings with the SEC, as detailed in ¶¶ 24-30, 52-58 above, were materially false and misleading because, despite the Company's claims that Mitchell received a degree in Economics from Syracuse University, in fact, Mitchell never earned such a degree and had actually *dropped out of Syracuse University*. These statements were material as they falsely stated the academic credentials, credibility, and integrity of the Company's founder, chairman and CEO.

60. Further, the materiality of the misrepresentations and/or omissions with respect to

the credentials, credibility, and integrity of the Company's management for the investing public is self-evident in light of, *inter alia*: (a) the vital importance to the investing public and the securities markets in general of the integrity of a public company's officers and directors; and (b) the Company's consistent statements to the public concerning the very same. In fact, the Company expressly informed the public in the Prospectus that -- for MCG Capital -- the ability of the Company's current management team, consisting of Mitchell and others, to continue with the Company was of critical import for *both* continued financing of the Company *and* the Company's ability to continue operations in general

61. The market for the Company's stock has been open, well-developed and efficient at all times during the Class Period. As a result of the defendants' materially false and misleading statements and failures to disclose set forth herein, the Company's stock traded at artificially inflated prices during the Class Period.

III.

THE TRUTH IS FINALLY REVEALED

62. On October 31, 2002, Herb Greenberg ("Greenberg"), a reporter with TheStreet.com, began conducting background checks into the biographies of certain executives of business development companies.

63. That day, Greenberg's associate, Mark Martinez, placed a phone call to the Registrar's Office at Syracuse University and was informed that MCG Capital's Chairman and CEO, Mitchell, not only didn't have his B.A. in Economics -- ***he actually dropped out of college.***

64. Based upon this information, Greenberg wrote Mitchell an e-mail, telling Mitchell that he had a few questions about his college background. Greenberg gave Mitchell until 11:00 a.m. on November 1, 2002 to respond to his e-mail.

65. At 10:30 a.m. on November 1, 2002, Greenberg called MCG Capital, saying that he needed to speak to Mitchell. Greenberg was told by a representative of the Company that Mitchell was "on a conference call with the Board."

66. In the early afternoon of November 1, 2002, in an apparent attempt to front-run what the Company knew Greenberg knew about Mitchell's *true* educational credentials, the Company issued a press release announcing that its Chairman and Chief Executive Officer, Mitchell, ***never*** received a Bachelor of Arts degree from Syracuse University, as Mitchell had repeatedly claimed in numerous SEC filings.[2]

67. The above disclosure of defendant Mitchell's false resume had an immediate and sharply negative effect on MCG Capital's stock price. On that day, MCG Capital's stock price dropped twenty-eight percent (28%) from $11.74 per share to $8.40 per share.

68. Indeed, public reports have confirmed that the disclosure by the Company of Mitchell's false credentials -- only ***after*** the investigation by TheStreet.com discovered the fraud and Mitchell was confronted with the same -- directly (and negatively) impacted the market price

---

[2] Interestingly, Mitchell's educational background is now completely absent from his biography on the Company's Web site, which instead touts how he led MCG Capital through an IPO, "raising over $237 million in gross proceeds," and how he had raised "over $700 million of capital from highly respected financial firms, including Goldman, Sachs and Co., Soros Fund Management, Vestar Capital Partners, First Union Bank and Heller Financial, to support MCG's growth."

of MCG Capital's common stock. For example, on CNN's *Lou Dobbs Moneyline* program the day the fraud was uncovered, the following exchange took place between CNN/*fn* reporters:

> **[JAN] HOPKINS, [CNN/*fn* Anchor *Lou Dobbs Moneyline*]:** Now, we also have word of another CEO that lied about his resume.
>
> **[CHRISTINE] ROMANS, [CNN/*fn* Correspondent]:** And you know what, the reaction on Wall Street is getting more fierce with each reaction that we've seen. This is a company called MCG Capital (Company: MCG Capital Corporation; Ticker: MCGC; URL: http://www.mcgcapital.com/). The CEO's name is Bryan Mitchell. The company coming out and saying he does not have a B.A. in economics from Syracuse, as his resume and the company's statements have shown. ***The stock, Jan, if you take a look at the three-month chart of this stock, the stock absolutely pummeled here today. Look at the right, down $3.34, below $10 a share. Now below $9 a share. The lowest price it's been since its IPO about 11 months ago. This is the man who shepherded this company at this IPO. He's raised millions and millions of dollars for this finance company, and credibility is king on Wall Street.***
>
> This isn't the first time we have heard of it either.
>
> **HOPKINS:** That's right. Thanks, Christine.

69. On November 3, 2003, TheStreet.com's Greenberg also weighed in on the impact of the Company's revelation concerning its past deceits regarding Mitchell, stating, "Can't help but wonder why credibility [of] an admitted liar, of a CEO, will have going forward. (And can't help but wonder what else at the company has been, shall we say, embellished.)"

70. Greenberg further questioned, in an article written on November 4, 2003, "Why

companies don't fire resume fabricators, such as Mitchell . . . is anybody's guess -- especially in an environment such where CEO credibility is *everything*." (emphasis in original).

71. And, on November 12, 2002, Greenberg poignantly stated, "When a CEO lies about his educational background . . . you have to wonder what else might not be right."

72. In addition, the day of the revelation, Wachovia Securities ***downgraded*** MCG Capital from "Buy" to "Hold" based upon the Company's announcement that it had misstated information concerning Mitchell and that Mitchell had resigned as Chairman of the Board. Specifically, Wachovia Securities stated:

> * Based on today's announcement out of MCG Capital, we are downgrading MCG Capital to Hold from Buy. Mr. Mitchell informed MCG's Board of Director's that he does not have a B.A. in Economics from Syracuse University, as previously disclosed.
>
> * Our rating is based on the capital constraints ***and credibility issues surrounding MCG Capital's CEO, Bryan Mitchell***. We believe that upside in the shares is limited until this issue is resolved. (emphasis added).

INAPPLICABILITY OF STATUTORY SAFE HARBOR

73. The federal statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements set forth above. First, statements contained in a Prospectus issued in connection with an initial public offering are statutorily excluded from protection under the safe harbor. Further, none of those statements were forward-looking statements. Finally, none were identified as "forward-looking statements" when made and none were accompanied by cautionary statements identifying important factors

that could cause actual results to differ materially from the statements made therein.

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

74. At all relevant times, the market for MCG Capital common stock was an efficient market for the following reasons, among others:

a. MCG Capital stock met the requirements for listing, and was listed and actively traded, on the NASDAQ National Market System ("NASDAQ"), a highly efficient market;

b. As a regulated issuer, MCG Capital filed periodic public reports with the SEC and the NASD;

c. MCG Capital stock was followed by securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace; and

d. MCG Capital regularly issued press releases which were carried by national newswires. Each of these releases was publicly available and entered the public marketplace.

75. As a result, the market for MCG Capital securities promptly digested current information with respect to MCG Capital from all publicly-available sources and reflected such information in MCG Capital's stock price. Under these circumstances, all purchasers of MCG

Capital common stock during the Class Period suffered similar injury through their purchase of stock at artificially inflated prices and a presumption of reliance applies.

COUNT III
For Violations of Section 10(b) of the Exchange Act and Rule 10b-5 Promulgated Thereunder Against Defendants MCG Capital and Mitchell

76. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

77. During the Class Period, Defendants MCG Capital and Mitchell (which for purposes of this Count will be referred to as "Defendants"), and each of them, carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiffs and other Class members, as alleged herein; (ii) artificially inflate and maintain the market price of MCG Capital common stock; and (iii) cause Plaintiffs and other members of the Class to purchase MCG Capital stock at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

78. Defendants: (a) employed devices, schemes, and artifices to defraud; (b) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (c) engaged in acts, practices and a course of business which operated as a fraud and deceit upon the purchasers of the Company's common stock in an effort to maintain artificially high market prices for MCG Capital common stock in violation of Section 10(b) of the Exchange Act and Rule 10b-5. Defendants are sued as primary participants in the wrongful and illegal conduct charged herein.

79. In addition to the duties of full disclosure imposed on Defendants as a result of their making of affirmative statements and reports, or participation in the making of affirmative statements and reports to the investing public, they each had a duty to promptly disseminate truthful information that would be material to investors in compliance with the integrated disclosure provisions of the SEC as embodied in SEC Regulation S-X (17 C.F.R. § 210.01, *et seq.*) and S-K (17 C.F.R. § 229.10, *et seq.*) and other SEC regulations, including accurate and truthful information with respect to the Company's operations, financial condition and performance so that the market prices of the Company's publicly traded securities would be based on truthful, complete and accurate information.

80. Defendants, individually and in concert, directly and indirectly, by the use of means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Offering of MCG Capital common stock as specified herein, as set forth more particularly herein, and engaged in transactions, practices and a course of business which operated as a fraud and deceit upon the purchasers of MCG Capital securities during the Class Period.

81. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were readily available to them.

SCIENTER ALLEGATIONS

82. The facts alleged herein, compel a strong inference that the Defendants made

material false and misleading statements to the investing public despite knowing, or recklessly disregarding that the public statements issued or disseminated in the name of the Company were materially false and misleading; knew or recklessly disregarded that such statements would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violators of the federal securities laws.

83. To state the obvious, Mitchell knows the precise details of his educational background. As such, he also knew that, before and during the Class Period, his biographical information, as well as other statements that related to his credentials, credibility, and integrity were materially false and misleading.

84. Defendants engaged in such a scheme to inflate the price of MCG Capital common stock in order to: (i) artificially enhance the price of MCG Capital stock for MCG Capital's IPO; and (ii) sustain MCG Capital's artificially inflated stock price after the Company successfully completed its $237 million IPO to avoid a negative backlash upon the market's discovery that the IPO was so inflated.

85. Moreover, Mitchell was able to use his bogus resume to help enrich himself in the form of obtaining a $658,000.00 compensation package in 2001 and $4 million worth of restricted stock.

86. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of MCG Capital's common stock was artificially inflated during the Class Period. In ignorance of the fact that the

market price of MCG Capital's shares were artificially inflated, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in their public statements during the Class Period, Plaintiffs and the other members of the Class acquired MCG Capital common stock during the Class Period at artificially inflated high prices and were damaged thereby.

87. At the time of said misrepresentations and omissions, Plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiffs and the other members of the Class and the marketplace known that the price of MCG Capital shares had been artificially inflated by the Defendants' fraudulent scheme, Plaintiffs and other members of the Class would not have purchased or otherwise acquired MCG Capital securities during the Class Period, or, if they had acquired such securities during the Class Period, they would not have done so at the artificially inflated prices which they paid.

88. By virtue of the foregoing, Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

COUNT IV
For Violation of Section 20(a) of the Exchange Act
Against the Individual Defendants

89. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

90. The Individual Defendants acted as controlling persons of MCG Capital within the

meaning of Section 20(a) of the Exchange Act. By reason of their positions as officers and directors of MCG Capital, and their ownership of MCG Capital stock, the Individual Defendants had the power and authority to cause MCG Capital to engage in the wrongful conduct complained of herein. MCG Capital controlled each of the Individual Defendants and all of its employees. By reason of such conduct, MCG Capital and the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act.

91. As a direct and proximate result of the Defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

WHEREFORE, Plaintiffs, on behalf of themselves and on behalf of the Class, pray for judgment as follows:

A. Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

B. Awarding Plaintiffs and the other members of the Class damages in an amount which may be proven at trial, together with interest thereon, as a result of Defendants' violation of the securities laws;

C. Awarding Plaintiffs and other members of the Class prejudgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs; and

D. Awarding such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Respectfully submitted,

DATED: June 16, 2003

COHEN, GETTINGS & CAULKINS, P.C.

By: 

Harvey B. Cohen, VSB 06440
John C. Pasierb, VSB 27446
2200 Wilson Boulevard, Suite 800
Arlington, VA 22201
(703) 525 2260 Tel.
(703) 525-2489 Fax

Liaison Counsel

SCHIFFRIN & BARROWAY, LLP
Andrew L. Barroway, Esquire
David Kessler, Esquire
Stephen P. McFate, Esquire
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706 Tel.
(610) 667-7056 Fax

Co-Lead Counsel and Counsel for Joseph G. Daniele

CAULEY, GELLER, BOWMAN & RUDMAN, LLP
Paul J. Geller, Esquire
Jack Reise, Esquire
Stuart A. Davidson, Esquire
One Boca Place
2255 Glades Road
Suite 421A
Boca Raton, FL 33431
(561) 750-3000 Tel.
(561) 750-3364 Fax

Co-Lead Counsel

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been served upon the following individuals on the 16th day of June, 2003:

Charles E. Davidow
Paul R. Eckert
WILMER CUTLER & PICKERING
2445 M Street, N.W.
Washington, DC 20037-1420
(202) 663-6241 Tel.
(202) 663-6363 Fax

David P. Donovan
Melanie D. Coates
WILMER CUTLER & PICKERING
1600 Tysons Blvd., 10th Floor
Tysons Corner, VA 22102
(703) 251-9700 Tel.
(703) 251-9797 Fax

Attorneys for Defendants MCG Capital Corporation, Bryan Mitchell, Janet C. Perlowski, & Steven F. Tunney

Edward J. Fuhr
Stacey M. Colvin
Eric H. Feiler
Terence J. Rasmussen
HUNTON & WILLIAMS
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219
(804) 788-8200 Tel.
(804) 788-8218 Fax

Attorneys for Friedman, Billings Ramsey & Co, Inc. and U.S. Bancorp Piper Jaffray Inc.



By: ______________________
John C. Pasierb

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, (print name) Joseph G Daniele ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the Complaint and authorizes its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transaction(s) in the MCG Capital Corporation (Nasdaq: MCGC) security that is the subject of this action during the Class Period is/are as follows[1]:

No. of Shares	Buy/Sell	Date	Price Per Share
500	Buy	11/28/01	17.00

[1]List additional transactions on a separate sheet of paper, if necessary.

5. During the three years prior to the date of this Certification, Plaintiff has sought to serve or served as a representative party for a class in the following actions filed under the federal securities laws (if none, so indicate): None

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

7. Please check here if you are a current or former employee of the Company. ☐

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 13 day of June, 2003.

[signature]
Signature

Joseph G. Daniele
Print Name

53 Hedden RD
Address

Andover, NJ 07821
City, State, Zip

973-299-9813
Telephone Number (Daytime)

908-684-0464
Telephone Number (Evening)

Joe@greatwazu.com
E-Mail Address